SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-36158

Wix.com Ltd.
(Translation of registrant’s name into English)

40 Namal Tel Aviv St.,
Tel Aviv 6350671, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On November 9, 2020, Wix.com Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) at the Company's offices located at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel. At the Meeting, our shareholders approved the following resolutions:

(1)
to re-elect Deirdre Bigley and Allon Bloch as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2023, and until their respective successors are duly elected and qualified; and

(2)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Only shareholders of record as of the close of business on September 30, 2020 were entitled to vote at the Meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999 and the Company’s Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2020

WIX.COM LTD.

By:	/s/ Eitan Israeli
Name: Eitan Israeli
Title: Chief Legal Officer